Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2007 MAY 14 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

[redacted]

07023482

24 April 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 20

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	03.04.2007, 04.04.2007, 06.04.2007, 09.04.2007, 17.04.2007 & 20.04.2007
2	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera, a substantial shareholder.	03.04.2007, 05.04.2007 & 20.04.2007
3	Completion of the disposal of SimeLease (Malaysia) Sdn Bhd	13.04.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

dlw 5/14

LMP/jg/nay/grpsec/sdb/let/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 03/04/2007 05:39:42 PM
Reference No SD-070403-45FD3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Disposal of 2,900,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 23/03/2007	* 1,600,000	
Disposed	26/03/2007	1,300,000	

* Circumstances by reason of which change has occurred	:	Disposal of shares by the Employees Provident Fund Board.
* Nature of interest	:	Direct
Direct (units)	:	372,729,855
Direct (%)	:	14.83
Indirect/deemed interest (units)	:	

	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 372,729,855
*	Date of notice	: 26/03/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 30th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 04/04/2007 05:35:03 PM
Reference No SD-070404-FED4E

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Disposal of 1,098,860 shares)

RHB Asset Management Sdn Bhd
(Acquisition of 94,400 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 27/03/2007	* 600,000	
Disposed	28/03/2007	498,860	
Acquired	28/03/2007	94,400	

*	Circumstances by reason of which change has occurred	: Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.
*	Nature of interest	: Direct
	Direct (units)	: 371,725,395
	Direct (%)	: 14.79
	Indirect/deemed interest (units)	:

	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 371,725,395
*	Date of notice	: 28/03/2007
	Remarks	:

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 4th April 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 06/04/2007 06:02:05 PM
Reference No SD-070406-6E8D6

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
(Disposal of 822,680 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 29/03/2007	* 72,640	
Disposed	30/03/2007	750,040	

* Circumstances by reason of which change has occurred : Disposal of shares by the Employees Provident Fund Board.
* Nature of interest : Direct
Direct (units) : 370,902,715
Direct (%) : 14.76
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* Total no of securities after change : 370,902,715

* Date of notice : 30/03/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 5th April 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 09/04/2007 05:50:07 PM
Reference No SD-070409-CF5A9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
(Transfer of 6,000,000 shares from Portfolio Manager
Disposal of 239,000 shares)

MIDF Amanah Asset Management Bhd
(Transfer of 6,000,000 shares to the Employees Provident Fund Board)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Transferred	* 02/04/2007	* 6,000,000	
Transferred	02/04/2007	6,000,000	
Disposed	03/04/2007	239,000	

* Circumstances by reason of which change has occurred : Transfer of shares to and disposal of shares by the EPF Board.
* Nature of interest : Direct
Direct (units) : 370,663,715
Direct (%) : 14.75

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **370,663,715**

* Date of notice : **03/04/2007**

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 9th April 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 17/04/2007 05:34:10 PM
Reference No SD-070417-D50BC

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

CIMB-Principal Asset Management Bhd
(Disposal of 139,600 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 100,000 shares)

Employees Provident Fund Board
(Disposal of 983,300 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 10/04/2007	* 139,600	
Disposed	10/04/2007	100,000	
Disposed	11/04/2007	983,300	

*	Circumstances by reason of which change has occurred	: Disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.
*	Nature of interest	: Direct
	Direct (units)	: 369,440,815

Direct (%)	:	14.69
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	369,440,815
* Date of notice	:	11/04/2007
Remarks	:	

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 17th April 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 20/04/2007 06:07:47 PM
Reference No SD-070419-13FF6

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

RHB Asset Management Sdn Bhd
(Disposal of 500,000 shares)

CIMB-Principal Asset Management Bhd
(Disposal of 221,200 shares)

Employees Provident Fund Board
(Acquisition of 500,100 shares
Disposal of 4,461,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 03/04/2007	* 500,000	
Disposed	12/04/2007	4,461,000	
Disposed	12/04/2007	221,200	
Acquired	13/04/2007	500,100	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	364,758,715
Direct (%)	:	14.51
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	364,758,715
* Date of notice	:	13/04/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 19th April 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 03/04/2007 05:39:39 PM
Reference No SD-070403-415F1

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 434217-U
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	Acquired	*	23/03/2007	*	3,366,800	

*	Circumstances by reason of which change has occurred	: Acquisition of shares by the Company
*	Nature of interest	: Direct
	Direct (units)	: 803,475,132
	Direct (%)	: 31.98
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* Total no of securities after change : 803,475,132

* Date of notice : 23/03/2007

Remarks :
The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 30th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 05/04/2007 06:10:10 PM
Reference No SD-070405-9BC5F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 29/03/2007	* 259,700	

* Circumstances by reason of which change has occurred : Acquisition of shares by the Company
* Nature of interest : Direct
Direct (units) : 803,734,832
Direct (%) : 31.98
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* Total no of securities after change : 803,734,832

* Date of notice : 29/03/2007

Remarks :
The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 5th April 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 20/04/2007 06:07:47 PM
Reference No SD-070420-75AC9

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 434217-U
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/04/2007	* 8,457,300	

*	Circumstances by reason of which change has occurred	: Acquisition of shares by the Company
*	Nature of interest	: Direct
	Direct (units)	: 812,192,132
	Direct (%)	: 32.3
	Indirect/deemed interest (units)	:

	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **812,192,132**
*	Date of notice	: **12/04/2007**

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 19th April 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 13/04/2007 05:12:08 PM
Reference No SD-070411-59380

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

COMPLETION OF THE DISPOSAL OF SIMELEASE (MALAYSIA) SDN BHD
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Further to the announcements dated 20 December 2006, 7 February 2007, and 28 March 2007, Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiaries, SD Holdings Berhad and Sime Darby Nominees Sendirian Berhad, have today completed the disposal of the entire issued and paid-up share capital of SimeLease (Malaysia) Sdn. Bhd. ("SLM") to BMW Holding B.V.

As a result, SLM and its wholly-owned subsidiary, SimeCredit (Malaysia) Sdn Bhd have ceased to be subsidiaries of Sime Darby with effect from today.

This announcement is dated 13 April 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END